Exhibit 99.14

PRESS RELEASE

TotalEnergies unlocks the potential of generative artificial intelligence for its employees

Paris, 27 February 2024 – A TotalEnergies is among the first organizations to deploy Copilot for Microsoft 365, Microsoft's generative artificial intelligence assistant, for its employees. After making Bing Chat Enterprise, a secure AI chat solution based on internal data, available to employees in August 2023, the Company is pursuing its digital transformation.

In September 2023, TotalEnergies launched a test phase with 300 employees, with positive results. TotalEnergies therefore decided to deploy Copilot for Microsoft 365 for its employees to accelerate its operational transformation. As benefits: an improved operational efficiency and greater user comfort.

TotalEnergies will also provide its teams with Microsoft Power Platform licences, a "low code-no code " application development service enabling them to create, on their own, digital applications that turn their ideas into reality. Employees will thus be able to design solutions connected to other TotalEnergies applications and databases, to solve their simple or complex day-to-day problems more quickly and efficiently.

At the same time, TotalEnergies is implementing a program to support and enhance the skills of its employees in order to help them use these new tools and get the most out of them. In 2024, every employee will receive training dedicated to the use of these new IA tools.

"In line with our pioneering spirit, TotalEnergies is committed to digital transformation and supports its employees so that they can make the most of it. The new technologies of generative artificial intelligence and of 'low code no code' will provide them with the simplification and autonomy they need to put their skills and creativity even further at the service of our company's transition strategy," said Patrick Pouyanné, CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).